As filed with the Securities and Exchange Commission on November 25, 2002 Registration No.  333-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

----------------------

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

----------------------

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of issuer of deposited securities as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of Issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

----------------------

Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22W

New York, N.Y. 10286

Telephone (212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

It is proposed that this filing become effective under Rule 466 immediately upon filing

on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate price (1)	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares ("ADSs") evidenced by American Depositary Receipts, each ADS evidencing 20,000 shares of Non-Voting Preferred Stock, without par value, of Telemig Celular Participações S.A.	25,000,000 ADSs	$5.00	$1,250,000	$115

(1)  For the purpose of this table only, “unit” means 100 American Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous registration statement on Form F-6 (Regis. No. 333-9560).

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
1. Name and address of Depositary	Introductory Paragraph
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Article numbers 15 and 16
(iii) The collection and distribution of dividends	Article numbers 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Article numbers 11, 15 and 16
(v) The sale or exercise of rights	Article 13 and 14
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Article numbers 12, 14 and 17
(vii) Amendment, extension or termination of the deposit agreement	Article numbers 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Article numbers 2, 3, 4, 6 and 8
(x) Limitation upon the liability of the Depositary	Article numbers 13, 18 and 21
3. Fees and Charges	Article numbers 7 and 8
Item 2. Available Information
Telemig Celular Participações S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission.	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(1)

Amended and Restated Deposit Agreement, dated as of                           , 2002, among Telemig Celular Participações S.A., The Bank of New York, as Depositary (the "Depositary"), and all owners and beneficial owners from time to time of American Depositary Receipts ("ADRs") issued thereunder (the "Deposit Agreement").

* (2)

Letter agreement, to be dated as of ______ __, 1998, between  Telemig Celular Participações S.A. and the Depositary.

(4)

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

-----------------------------------__________________________

*

Incorporated by reference to Registration Statement on Form F-6, File No. 333-9560.

Item 4.  Undertakings

(a)  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b)  The Depositary hereby undertakes to notify each registered holder of an ADR at least 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 25, 2002.

By THE BANK OF NEW YORK,

as Depositary

By:

/s/ HERNAN F. RODRIGUEZ

  Name:  Hernan F. Rodriguez

  Title:    Vice President

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Federative Republic of Brazil, on  November 25, 2002.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By: /s/ ANTONIO JOSE RIBEIRO DOS SANTOS

      Antônio José Ribeiro dos Santos

      President

By: /s/ JOAO COX

       João Cox

                                                                                    Chief Financial Officer and Head of Investor

                                                                                    Relations

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Antônio José Ribeiro dos Santos and João Cox, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign this Registration Statement and any and all amendments (including post-effective amendments) thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 25, 2002.

Signatures	Title
/s/ ANTONIO JOSE RIBEIRO DOS SANTOS Antonio Jose Rebeiro dos Santos /s/ JOAO COX Joao Cox /s/ JOAO COX Joao Cox /s/ ARTHUR JOAQUIM DE CARBALHO Arthur Joaquim de Carvalho	Chief Executive Officer Chief Financial Officer and Head of Investor Relations Chief Accounting Officer Chairman of the Board of Directors
Luciano Batista	Member of the Board of Directors
/s/ VERONICA VALENTE DANTAS Verônica Valente Dantas	Member of the Board of Directors

Franklin Madruga Luzes	Member of the Board of Directors

/s/ MARCOS NASCIMENTO FERREIRA Marcos Nascimento Ferreira	Member of the Board of Directors
/s/ JOSE LEITAO VIANA José Leitão Viana	Member of the Board of Directors
/s/ MARIA AMALIA DELFIM DE MELO COUTRIM Maria Amália Delfim de Melo Coutrim	Member of the Board of Directors
/s/ DANIELLE SILBERGLEID NINIO Danielle Silbergleid Ninio	Member of the Board of Directors
Eduardo Alcoforado Pontual	Member of the Board of Directors
/S/ RODRIGO BHERING ANDRADE Rodrigo Bhering Andrade	Member of the Board of Directors
Francisco Antunes Maciel Müssnich	Alternate Member of the Board of Directors
Antônio Luiz Benevides Xavier	Alternate Member of the Board of Directors
José Inácio Cercal Fucci	Alternate Member of the Board of Directors
Nelson Sampaio Bastos	Alternate Member of the Board of Directors
Bruno Pinheiro de Lara Resende	Alternate Member of the Board of Directors
Jorge de Moraes Jardim Filho	Alternate Member of the Board of Directors
Paulo Cezar Aragão	Alternate Member of the Board of Directors
Petrônio Fernandes Gonçalves Jr.	Alternate Member of the Board of Directors
Norberto Aguiar Tomaz	Alternate Member of the Board of Directors
Luiz Augusto Britto de Macedo	Alternate Member of the Board of Directors

João Eduardo de Villemor Amaral Ayres PUGLISI & ASSOCIATES By: /s/ DONALD J. PUGLISI Name: Donald J. Puglisi Title: Managing Director	Alternate Member of the Board of Directors Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit

(1)

Amended and Restated Deposit Agreement, dated as of

, 2002, among the Issuer, The Bank of New York, as Depositary (the "Depositary"), and all owners and beneficial owners from time to time of American Depositary Receipts ("ADRs") issued thereunder.

(4)

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

Number